- - -----------------------------------------------------------------------------

                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                     -----------------------------

                            FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended December 31, 1995

                                or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from ______________to______________

                 COMMISSION FILE NUMBER   0-20191

                 --------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     ODS 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    OPTICAL DATA SYSTEMS, INC.
                       1101 E. Arapaho Road
                     Richardson, Texas 75081

- - -----------------------------------------------------------------------------

                       ODS 401(k) SAVINGS PLAN

     Effective as of April 1, 1993, Optical Data Systems, Inc. (the "Company") adopted the ODS 401(k) Savings Plan (the "Savings Plan") in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Amounts contributed to the Savings Plan are held pursuant to a trust exempt from income tax pursuant to Section 501(a) of the Code. All employees of the Company (except non-resident aliens who receive no earned income from the Company within the United States) who have completed three months of service are eligible to participate in the Savings Plan.

     The fiscal year of the Savings Plan is January 1 through the following December 31. The name of the issuer of the securities held pursuant to the Savings Plan and the address of its principal executive office is Optical Data Systems, Inc., 1101 East Arapaho Road, Richardson, Texas 75081.

     CHANGES IN THE SAVINGS PLAN. There were no changes in the Savings Plan during fiscal year 1995.

     CHANGES IN INVESTMENT POLICY. There were no changes in the investment policy of the Savings Plan during fiscal year 1995.

     CONTRIBUTIONS UNDER THE SAVINGS PLAN. Participating employees may make pre-tax contributions to their account under the Savings Plan of not less 1% nor more than 15 % of their compensation each year, subject to certain maximum limits imposed by law ($9,240 in 1995 and 1994). In its discretion, the Company may make (i) annual employer matching contributions to the Savings Plan for the account of each participating employee in an amount equal to $.25 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 4% of the employee's compensation and (ii) annual employer contributions. The accounts of participating employees are 100% vested immediately as to salary reduction amounts contributed to the Savings Plan and vest at the rate of 20% per year of service as to all other benefits, with all rights being 100% vested under the Savings Plan after five years of service or upon death, disability or normal retirement.

     PARTICIPATING EMPLOYEES. There were 354 and 253 employees participating in the Savings Plan at December 31, 1995 and 1994, respectively.

     ADMINISTRATION OF THE SAVINGS PLAN. The Savings Plan is administered by an Administrative Committee consisting of two persons, both of whom are employees of the Company. The members of the Administrative Committee, who serve without compensation from the Savings Plan for their services, are as follows:

          Michael L. Paxton........Vice-President and Secretary,
                                   Optical Data Systems, Inc.

          Kandis L.Tate............Controller - Finance and Accounting,
                                   Optical Data Systems, Inc.

     The address of each of the members of the Administrative Committee listed above is Optical Data Systems, Inc., 1101 East Arapaho Road, Richardson, Texas 75081.

     The Administrative Committee directs the operations of the Savings Plan and may make administrative and procedural regulations. Certain administrative functions relative to the Savings Plan have been delegated to Cecil & Co., an independent, unaffiliated company whose address is 14881 Quorum Drive, Suite 555, Dallas, Texas 75240. All fees and expenses of Cecil & Co. have been paid by the Company. Expenses of maintaining and investing participants' accounts pursuant to the Savings Plan, including withdrawal and transfer charges, are borne by the Savings Plan.

     CUSTODIAN OF INVESTMENTS. The assets of the Savings Plan are held by a trust and managed by a trustee (the "Trustee") who is not an employee of the Company. The Company furnishes the Savings Plan with a fidelity bond covering the Trustee. The Trustee is entitled to receive reasonable compensation from the Savings Plan for services rendered in connection therewith. However, to date, the Company has borne this expense.

     INVESTMENT OPTIONS. Subject to the approval of the Administrator of the Savings Plan, each participating employee may direct the Trustee as to the investment of his or her voluntary account balance under the Savings Plan. Investment options for participants' salary reduction contributions under the Savings Plan include Fidelity Magellan Fund, Fidelity Puritan Fund, Bond Fund of America, Nationwide Guaranteed Fund, Nationwide Money Market Fund, and Employer (Company) Stock Fund.

     REPORTS TO PARTICIPATING EMPLOYEES. Each participant and retired participant having an interest in the Savings Plan receives quarterly statements and an annual report of his or her account under the Savings Plan each plan year.

FINANCIAL STATEMENTS.

                        INDEX TO FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----
REPORT OF INDEPENDENT AUDITORS ....................................... F-1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits,
      with Fund Information .......................................... F-2

   Statement of Changes in Net Assets Available for
      Benefits, with Fund Information ................................ F-3

SUPPLEMENTAL SCHEDULES:                      SCHEDULE

   Assets Held for Investment Purposes           1 ..................  F-9

   Reportable Transactions                       2 .................. F-10

     A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by
Section 406 of ERISA and for which there is no statutory or administrative exemption.

EXHIBITS.

     The following Exhibits are filed herewith pursuant to Item 601 of Regulation S-K or are incorporated herein by reference to previous filings as noted:

     Exhibit
     Number                        Description of Exhibit
     -------                       ----------------------
       10.1* ...... ODS 401(k) Savings Plan, dated May 19, 1993, effective
                    April 1, 1993.
       10.2**...... Amendment Number One to the ODS 401(k) Savings Plan, dated
                    December 30, 1994, effective April 1, 1993.
       23.***...... Consent of Independent Auditors

_______________

       * Previously filed as Exhibit number 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 0-20191), which Exhibit is hereby incorporated herein by reference.

      ** Previously filed as Exhibit number 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-20191), which Exhibit is hereby incorporated herein by reference.

     ***  Filed herewith.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             ODS 401(k) SAVINGS PLAN


Date:  June 27, 1996                         By:       /s/ JAMES P. WHEELER
                                                -----------------------------
                                                     James P. Wheeler
                                                          Trustee

                       REPORT OF INDEPENDENT AUDITORS

The Trustees,
ODS 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ODS 401(k) Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The information presented in the accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended do not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
                                           ------------------------------
                                                 Ernst & Young LLP
Dallas, Texas
June 20, 1996

                           ODS 401(k) SAVINGS PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION


                                                                    December 31, 1995
                                                                    Fund Information
                                   --------------------------------------------------------------------------------
                                                Fidelity   Fidelity                          Employer
                                   Bond Fund    Magellan   Puritan   Nationwide  Nationwide    Stock    Participant
                                   of America     Fund      Fund      Money Mkt  Guaranteed     Fund       Loans       Total
                                   --------------------------------------------------------------------------------------------
ASSETS
Investments:
  At fair value                     $120,780    $748,603   $342,497    $43,498    $210,463    $396,299        -      $1,862,140
  Cash                                   -           -          -          -           -         4,029        -           4,029
  Participant notes receivable           -           -          -          -           -           -      $12,993        12,993
                                    -------------------------------------------------------------------------------------------
Total investments                    120,780     748,603    342,497     43,498     210,463     400,328     12,993     1,879,162
                                    -------------------------------------------------------------------------------------------
Receivables:
  Employer's contribution              1,048       2,648        860        -           797       3,682        -           9,035
  Participants' contribution             869       7,876      3,405        590       1,467       3,523       (142)       17,588
                                    -------------------------------------------------------------------------------------------
Total receivables                      1,917      10,524      4,265        590       2,264       7,205       (142)       26,623
                                    -------------------------------------------------------------------------------------------
Total assets                         122,697     759,127    346,762     44,088     212,727     407,533     12,851     1,905,785
                                    -------------------------------------------------------------------------------------------
LIABILITIES
  Refunds payable                       (364)     (6,825)    (5,709)       -          (172)        -          -         (13,070)
  Other                                  -           -          -          -        (9,710)     (4,029)       -         (13,739)
                                    -------------------------------------------------------------------------------------------
     Total liabilities                  (364)     (6,825)    (5,709)       -        (9,882)     (4,029)       -         (26,809)
                                    -------------------------------------------------------------------------------------------
Net assets available for benefits   $122,333    $752,302   $341,053    $44,088    $202,845    $403,504    $12,851    $1,878,976
                                    -------------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------------

                                                                    December 31, 1994
                                                                    Fund Information
                                   -------------------------------------------------------------------------------
                                                Fidelity   Fidelity              Employer
                                   Bond Fund    Magellan   Puritan   Nationwide    Stock    Participant
                                   of America     Fund      Fund     Guaranteed     Fund       Loans       Total
                                   -------------------------------------------------------------------------------
ASSETS
Investments:
  At fair value                     $76,388     $372,594   $198,841   $164,233    $127,072         -     $939,128
  Cash                                  -            -          -          -            41         -           41
  Participant notes receivable          -            -          -          -           -        $7,674      7,674
                                    ------------------------------------------------------------------------------
Total investments                    76,388      372,594    198,841    164,233     127,113       7,674    946,843
                                    ------------------------------------------------------------------------------
Receivables:
  Employer's contribution             1,392        7,295      4,401      2,225       1,151         -       16,464
  Participants' contribution          1,317        9,659      4,593      2,153       1,480        (157)    19,045
                                    ------------------------------------------------------------------------------
Total receivables                     2,709       16,954      8,994      4,378       2,631        (157)    35,509
                                    ------------------------------------------------------------------------------
Total assets                         79,097      389,548    207,835    168,611     129,744       7,517    982,352
                                    ------------------------------------------------------------------------------
LIABILITIES
  Refunds payable                    (2,856)     (24,460)   (14,452)    (1,947)        -           -      (43,715)
  Other                                 -           (311)       -       (2,227)     (4,103)        -       (6,641)
                                    ------------------------------------------------------------------------------
     Total liabilities               (2,856)     (24,771)   (14,452)    (4,174)     (4,103)        -      (50,356)
                                    ------------------------------------------------------------------------------
Net assets available for benefits   $76,241     $364,777   $193,383   $164,437    $125,641      $7,517   $931,996
                                    ------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------


                          See notes to financial statements.

                          ODS 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                         Fund Information
                                       --------------------------------------------------------------------------------
                                                    Fidelity   Fidelity                          Employer
                                       Bond Fund    Magellan   Puritan   Nationwide  Nationwide    Stock    Participant
                                       of America     Fund      Fund      Money Mkt  Guaranteed     Fund       Loans       Total
                                       --------------------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income
  Net appreciation (depreciation) in
   fair value of investments (Note 3)   $ 15,763    $159,294   $ 50,771                           $ 98,787         -    $  324,615
  Interest                                   -           -          -       1,639       10,120         -       $   770      12,529
                                       --------------------------------------------------------------------------------------------
                                          15,763     159,294     50,771     1,639       10,120      98,787         770     337,144
Less investment expenses                     -           -          -                      -        (3,026)        -        (3,026)
                                       --------------------------------------------------------------------------------------------
                                          15,763     159,294     50,771     1,639       10,120      95,761         770     334,118
                                       --------------------------------------------------------------------------------------------
Contributions
  Participants                            40,221     290,769    130,862       590       76,007     114,803         -       653,252
  Employer                                 5,956      35,107     16,411       -          9,916      16,535         -        83,925
  Loan payments                            1,082       1,785      1,474       -          1,295         -        (5,636)        -
  Rollovers from qualified plans           2,971       8,721      3,723       412       28,070       3,651         -        47,548
                                       --------------------------------------------------------------------------------------------
                                          50,230     336,382    152,470     1,002      115,288     134,989      (5,636)    784,725
                                       --------------------------------------------------------------------------------------------
Total additions                           65,993     495,676    203,241     2,641      125,408     230,750      (4,866)  1,118,843
                                       --------------------------------------------------------------------------------------------
Deductions from net assets
 attributed to:
Benefits paid to participants            (17,666)    (83,688)   (29,360)   (3,195)     (32,703)       (521)        -      (167,133)
Administrative expenses                     (308)     (1,065)      (405)       (6)        (413)        -           -        (2,197)
Forfeitures                                 (181)     (4,964)      (845)    9,601       (7,566)      1,422         -        (2,533)
                                       --------------------------------------------------------------------------------------------
  Total deductions                       (18,155)    (89,717)   (30,610)    6,400      (40,682)        901         -      (171,863)
                                       --------------------------------------------------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                      47,838     405,959    172,631     9,041       84,726     231,651      (4,866)    946,980
Interfund transfers (net)                 (1,746)    (18,434)   (24,961)      -        (11,271)     46,212      10,200         -
                                       --------------------------------------------------------------------------------------------
Net increase                              46,092     387,525    147,670     9,041       73,455     277,863       5,334     946,980
Net assets available for benefits
  Beginning of year                       76,241     364,777    193,383    35,047      129,390     125,641       7,517     931,996
                                       --------------------------------------------------------------------------------------------
  End of year                           $122,333    $752,302   $341,053   $44,088     $202,845    $403,504     $12,851  $1,878,976
                                       --------------------------------------------------------------------------------------------
                                       --------------------------------------------------------------------------------------------

                           See notes to financial statements.

                             ODS 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                        Fund Information
                                            -----------------------------------------------------------------------
                                                         Fidelity    Fidelity                Employer
                                            Bond Fund    Magellan     Puritan   Nationwide    Stock     Participant
                                            of America     Fund        Fund     Guaranteed    Fund          Loans     Total
                                            ----------   --------    --------   ----------   --------   ----------- --------
Additions to net assets attributed to:
Investment income
  Net appreciation (depreciation) in fair
    value of investments (Note 3)            $ (3,343)   $ (6,694)   $   (895)    $    238    $ 59,265          -    $ 48,571
  Interest                                          -           -           -        4,201           -     $  463       4,664
                                             --------    --------    --------     --------    --------     ------    --------
                                               (3,343)     (6,694)       (895)       4,439      59,265        463      53,235
Less investment expenses                            -           -           -            -      (1,041)         -      (1,041)
                                             --------    --------    --------     --------    --------     ------    --------
                                               (3,343)     (6,694)       (895)       4,439      58,224        463      52,194
                                             --------    --------    --------     --------    --------     ------    --------

Contributions
  Participants                                 37,063     203,540      98,266       51,056      38,975          -     428,900
  Employer                                      5,852      30,846      16,339        7,776       4,933          -      65,746
  Loan payments                                   624         792         592          513           -     (2,521)          -
  Rollovers from qualified plans                  832           -         416       73,086           -          -      74,334
                                             --------    --------    --------     --------    --------     ------    --------
                                               44,371     235,178     115,613      132,431      43,908     (2,521)    568,980
                                             --------    --------    --------     --------    --------     ------    --------

Total additions                                41,028     228,484     114,718      136,870     102,132     (2,058)    621,174
                                             --------    --------    --------     --------    --------     ------    --------

Deductions from net assets attributed to:
Benefits paid to participants                  (6,277)    (12,901)     (5,606)     (20,136)     (8,810)         -     (53,730)
Administrative expenses                          (112)       (219)        (98)        (107)          -          -        (536)
Forfeitures                                      (268)       (618)       (497)        (633)          -          -      (2,016)
                                             --------    --------    --------     --------    --------     ------    --------
  Total deductions                             (6,657)    (13,738)     (6,201)     (20,876)     (8,810)         -     (56,282)
                                             --------    --------    --------     --------    --------     ------    --------

Net increase (decrease) prior to
 interfund transfers                           34,371     214,746     108,517      115,994      93,322     (2,058)    564,892

Interfund transfers (net)                         (48)      2,806      (3,090)      (4,343)       (325)     5,000           -
                                             --------    --------    --------     --------    --------     ------    --------

Net increase                                   34,323     217,552     105,427      111,651      92,997      2,942     564,892

Net assets available for benefits
  Beginning of year                            41,918     147,225      87,956       52,786      32,644      4,575     367,104
                                             --------    --------    --------     --------    --------     ------    --------

  End of year                                $ 76,241    $364,777    $193,383     $164,437    $125,641     $7,517    $931,996
                                             --------    --------    --------     --------    --------     ------    --------
                                             --------    --------    --------     --------    --------     ------    --------

                    See notes to financial statements.

                         ODS 401(K) SAVINGS PLAN

                   NOTES TO THE FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995 AND 1994



1.  DESCRIPTION OF THE PLAN

THE PLAN

The ODS 401(k) Savings Plan (the Plan) was adopted by Optical Data Systems, Inc. (the Company) on April 1, 1993 to provide retirement benefits for its employees. The Plan is a defined contribution plan covering all full-time employees of the Company who have at least three months of service.
Employees who were employed on February 15, 1993 were eligible to participate in the Plan as of April 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A representative from the general counsel for the Company, Wheeler and Wheeler, is the trustee of the Plan. Cecil and Company is the Plan's record keeper. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete description of the Plan's provisions.

CONTRIBUTIONS

The Plan is funded primarily by participant contributions. Participants may contribute from 1% to 15% of their annual compensation on a tax-deferred basis, limited to a maximum set by the Internal Revenue Service of $9,240 for both 1995 and 1994. Rollover contributions are permitted only from qualified retirement plans if such rollover will not jeopardize the tax exempt status of the Plan or Trust. The Plan provides for a discretionary match on contributions up to 4%. In 1994 and 1995, the Company matches employee contributions at the rate of $.25 per each $1.00 of contribution up to a maximum of 4% of the participant's compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses which includes withdrawal and transfer charges. Expenses incurred in the daily administration of the Plan are paid by the Company.

Allocations are based on account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future
Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        ODS 401(K) SAVINGS PLAN

                   NOTES TO THE FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995 AND 1994

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant vests at a rate of 20% per year of service.

INVESTMENT OPTIONS

The Plan's investments are maintained through two investment contracts through Nationwide Life Insurance Company (Nationwide) and in the Company's common stock. The pooled separate variable annuity contract (variable contract) allows participants to direct their contributions into four investment options within the variable contract consisting of the Bond Fund of America (which invests in a diversified portfolio consisting of marketable corporate debt securities, government obligations and money market securities), the Fidelity Magellan Fund (which invests in common stocks, preferred stock and bonds), the Fidelity Puritan Fund (which invests in common stocks, preferred stocks and bonds), and the Nationwide Money Market Fund (which invests in a portfolio of short-term investments and bank certificates of deposit).

Each investment option within the variable contract is credited with participant's contributions, earnings on the underlying investments and charged for Plan withdrawals and administrative expenses based on the unit value of the investment option (as defined in the contract) on the transaction date. Participants can change their investment fund options at any time from any investment option offered within the variable contract to any investment option offered by the plan within and outside of the variable contract.

The guaranteed investment annuity contract (fixed contract) allows participants to direct their contributions into the Nationwide Guaranteed Fund. The Nationwide Guaranteed Fund provides for an annual interest guarantee based on the investment yield realized on the Nationwide General Account. The fixed contract is included in the financial statements at contract value as reported by Nationwide. Contract value represents contributions made under the fixed contract, plus earnings at the specified guaranteed rate less Plan withdrawals and administrative expenses.

Participants' changes in investment elections from the fixed contract investment options are limited at any exchange date to 20 percent of the respective fund balances less any amount exchanged during the one-year period ending on the exchange date.

The Company's common stock is also an investment option for participants and is maintained through a brokerage account with First Dallas Securities.

                         ODS 401(K) SAVINGS PLAN

                    NOTES TO THE FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995 AND 1994


1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Participants are eligible to obtain a loan against their account balance. Participant loans are limited to a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or may exceed five years for the purchase of a primary residence. A participant may have no more than one loan outstanding at one time. The loans are secured by the balance in the participant's account and bear interest at the prime rate of interest plus one percent. Principal and interest is paid ratably over the term of the loan with payments made each pay period.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a period certain in monthly, quarterly, semiannual, or annual cash installments.

Additional information regarding vesting, benefit and allocation provisions and disposition of forfeitures are fully described in the Summary Plan Description.

RECLASSIFICATION

Certain amounts in prior year financial statements have been reclassified to conform with current year presentation.

2.  SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are presented on the accrual basis of accounting. The carrying amounts for the variable contract investment options are based on the underlying estimated market values of the investment fund units as determined by Nationwide based on published market rates. Changes in the carrying amounts of these investments arise from increases and decreases in the market values of the underlying investments. The carrying amount for the fixed contract is contract value which approximates fair value. The crediting interest rate of 5.8% and 4.6% for 1995 and 1994, respectively, for the fixed contract is determined annually by Nationwide and approximates the average yield for each period. Participant notes receivable are valued at cost which approximates fair value.

                        ODS 401(K) SAVINGS PLAN

                   NOTES TO THE FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995 AND 1994


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

During 1995 and 1994, the Plan's investments (including investments bought and held during the year) appreciated (depreciated) in value by $324,615 and $47,673 as follows:

                                       1995            1994
                                     --------        -------
Investments at fair value as
Determined by quoted market price:
   Bond Fund of America              $ 15,763        $(3,343)
   Fidelity Magellan Fund             159,294         (6,694)
   Fidelity Puritan Fund               50,771           (895)
   Nationwide Guaranteed Fund            -               238
   Employer Stock Fund                 98,787         58,367
                                     --------        -------
 Net change in fair value            $324,615        $47,673
                                     --------        -------
                                     --------        -------


4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                         ODS 401(K) SAVINGS PLAN

                                SCHEDULE 1

     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1995

                                              Description of
                                           Investment, including
                                              maturity date,
Identity of Issue, Borrower, Lessor,          rate of interest                   Current
or Similar Party                             or maturity value       Cost         Value
- - ------------------------------------         ------------------      ----        --------
Nationwide Life Insurance Company
  Pooled Separate Accounts:

     Bond Fund of America                      61577.5595 units        *         $120,780

     Fidelity Magellan Fund                   433024.3894 units        *         $748,603

     Fidelity Puritan Fund                    211500.6949 units        *         $342,497

     Nationwide Money Market Fund              25984.3394 units        *         $ 43,498

Nationwide Life Insurance Company
  Guaranteed Investment Annuity Contract:
     Nationwide Guaranteed Fund               195050.5972 units        *         $210,463

Employer Stock Fund
     Optical Data Systems, Inc. (1)            15695.0000 shares    $258,304     $396,299

Participant Notes Receivable (1)         7% - 10% interest rates     ----        $ 12,851


_________________
(1) Designates Party-in-Interest

*  This information is not available from Nationwide Life Insurance Company.

                       ODS 401(K) SAVINGS PLAN

                             SCHEDULE 2

             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                 FOR THE YEAR ENDING DECEMBER 31, 1995

                                                                                                            Current
                                                                                     Expenses               Value of
                                                                                     Incurred               Asset on
                                                         Purchase  Selling  Lease      with      Cost of  Transaction  Net Gain
Identity of Party Involved   Description of Asset         Price     Price   Rental  Transaction   Asset      Date      or (Loss)
- - --------------------------   --------------------------  --------  -------  ------  -----------  -------  -----------  ---------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5 % OF PLAN ASSETS

Nationwide Life Insurance    Fidelity Magellan Fund       $48,709                                   *       $48,709       *
  Company


CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS (1)

Nationwide Life Insurance    Bond Fund of America         $52,682  ($24,635)                        *       $77,317       *
  Company
                             Fidelity Magellan Fund      $373,267 ($157,589)                        *      $530,856       *

                             Fidelity Puritan Fund       $157,076  ($64,677)                        *      $221,753       *

                             Nationwide Money Market      $10,057   ($3,252)                        *       $13,309       *

Nationwide Life Insurance    Nationwide Guaranteed Fund  $119,152  ($48,438)                        *      $167,590       *
  Company

First Dallas Securities      Employer Stock Fund(1)      $206,771  ($38,400)            $3,026   $221,770  $245,171    $23,401
                             8,534 shares

________________
(1)  Designates party-in-interest

There were no Category (ii), or (iv) reportable transactions during 1995.

*    This information is not available from Nationwide Life Insurance Company.